SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirkland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended on March 21, 2025, March 25, 2025, April 3, 2025, April 16, 2025, May 2, 2025, May 5, 2025, May 6, 2025 and May 13, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for with respect to each Share, at the election of the holder of such Shares:

(i)(a) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Cash and CVR Consideration Closing Amount”), plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash, subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase, dated March 7, 2025 (as amended and restated on May 14, 2025, and as may be further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Election and Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”) (the Cash and CVR Consideration Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “Cash and CVR Consideration”), or

(ii) $5.00 in cash per Share on the terms and subject to the conditions set forth in the Offer, subject to any applicable withholding taxes and without interest thereon (or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, the “All-Cash Consideration”).

The consideration elected by the applicable Company stockholder between the Cash and CVR Consideration and the All-Cash Consideration, collectively, or any greater amount per Share that may be paid pursuant to the Offer after May 14, 2025, is hereinafter referred to as the “Offer Price”.

The purpose of this Amendment is to amend and restate the Schedule TO and the Offer to Purchase, including to disclose that on May 13, 2025, the Company, Parent and Merger Sub executed the Merger Agreement Amendment (defined below) to, among other things, permit holders of Shares to elect either the Cash and CVR Consideration or the All-Cash Consideration in exchange for their Shares. Previously, holders of Shares were not entitled to an election and could only receive the Cash and CVR Consideration in exchange for their Shares.

All information contained in the Offer to Purchase (including Schedule I of the Offer to Purchase) and the accompanying Letter of Election and Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO.

The Agreement and Plan of Merger, dated as of February 21, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of the Schedule TO. Amendment No. 1 to the Merger Agreement, dated as of May 13, 2025 (the “Merger Agreement Amendment”), by and among the Company, Parent and Merger Sub, a copy of which is filed as Exhibit (d)(8) to the Schedule TO, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of the Schedule TO.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a). The name of the subject company and the issuer of the securities to which this Schedule TO relates is bluebird bio, Inc., a Delaware corporation. The Company’s principal executive offices are located at 455 Grand Union Boulevard, Somerville, Massachusetts 02145. The Company’s telephone number is (339) 499-9300.

(b). This Schedule TO relates to the Offer by Merger Sub to purchase all outstanding Shares at the Offer Price. The Company has advised Merger Sub, Parent, Carlyle and SK Capital that, as of the close of business on May 12, 2025, 9,792,458 Shares were issued and outstanding, 290,588 Shares were issuable pursuant to outstanding stock options (the “Company Options”), 120,901 Shares were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSUs”) and 57,349 Shares were subject to outstanding performance-based restricted stock units that are, at the time of determination, subject to performance-based vesting or forfeiture conditions (the “Company PSUs”) assuming full achievement of performance objectives and 129,310 Shares were issuable pursuant to outstanding stock warrants (the “Warrants”). In addition, up to 49,871 Shares could be issued pursuant to the Company’s 2013 Employee Stock Purchase Plan, as amended, prior to or concurrently with the final exercise dates under such plan.

(c). The information set forth in Section 6 (entitled, “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a)-(c). This Schedule TO is filed by Merger Sub, Parent, Carlyle and SK Capital. The information set forth in Section 8 (entitled, “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (v), (vii). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 - “Terms of the Offer”

•	Section 2 - “Acceptance for Payment and Payment or the Shares”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 - “Withdrawal Rights”

•	Section 5 - “Material U.S. Federal Income Tax Consequences”

•	Section 10 - “Background of the Offer; Past Contracts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions to the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

•	Section 19 - “Miscellaneous”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 7 - “Certain Information Concerning the Company”

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 14 - “Dividends and Distributions”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 9 - “Source and Amount of Funds”

(d). Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 - “Fees and Expenses”

Item 10. Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

Item 11. Additional Information.

(a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(c). The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by replacing the following exhibits:

(a)(1)(A)	Amended and Restated Offer to Purchase, dated May 14, 2025.

(a)(1)(B)	Form Letter of Election and Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8), dated May 14, 2025.

(a)(1)(C)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 14, 2025.

(a)(1)(D)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 14, 2025.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(I)	Press Release, dated May 14, 2025.

(a)(5)(J)	Letter to bluebird bio, Inc. Stockholders, dated May 14, 2025.

(d)(8)	Amendment No. 1 to Agreement and Plan of Merger, by and among Beacon Parent Holdings, L.P., Beacon Merger Sub, Inc. and bluebird bio, Inc, dated May 13, 2025.

(d)(9)	Amendment No. 1 to Equity Commitment Letter, from Carlyle Partners Growth, L.P. to Beacon Parent Holdings, L.P., dated May 13, 2025.

(d)(10)	Amendment No. 1 to Equity Commitment Letter, from SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. to Beacon Parent Holdings, L.P., dated May 13, 2025.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name: Joe Bress
Title: Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name: Jerome Truzzolino
Title: Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name: Jerome Truzzolino
Title: Authorized Signatory